Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 2 DATED SEPTEMBER 25, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

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STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the disclosure under the "Directors, Executive Officers and Significant Employees" section in the Offering Circular mainly with respect to disclosure about the Secretary of the Company.

The following information replaces in its entirety the disclosure under the "Directors, Executive Officers and Significant Employees" section starting on page 50 of the Offering Circular:

"DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our executive officers and directors as of the date of this Offering Circular:

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Rick Svetkoff	President, Chief Executive Officer, Director, and Executive Chairman	71	Since September 6, 2022	Full Time
Tim Franta	Director and VP Development	60	Since October 18, 2022	Full Time
David Whitney	Chief Financial Officer	42	Since January 1, 2024	Full Time
Brenda Svetkoff	Secretary	60	Since September 6, 2022	1 hour per week
Austin Thornberry	Director	31	Since October 18, 2022	N/A
Frostee Rucker	Director	41	Since October 18, 2022	N/A
Sean Bromley	Director	34	Since October 18, 2022	N/A

Family Relationships

Rick Svetkoff, our President, Chief Executive Officer, Director and Executive Chairman, and Brenda Svetkoff, our Secretary, are spouses.

Business Experience

Rick Svetkoff - President, Chief Executive Officer, Director and Executive Chairman

Mr. Svetkoff, a former US Navy pilot, is the President and CEO of Starfighters. After leaving the Navy, he served as a Captain at Continental Airlines (now United Airlines), where he flew the B727, MD80, B757, and B767. Shortly after starting with Continental, in 1996, Mr. Svetkoff purchased a Lockheed F-104 and began flying at airshows and founded Starfighters, Inc. (a predecessor to the Company). He then acquired a fleet of the jets for a three-aircraft Starfighters Demonstration team. Ultimately, he envisioned this Lockheed F-104 fleet as the core asset of a small, fast reacting aerospace company for a wide range of missions. In 2006, NASA invited the Company to establish a presence at the Kennedy Space Center, and it signed a permanent agreement in 2009. Mr. Svetkoff has served as the Company's President, Chief Executive Officer and a director since the inception of its predecessor, Starfighters, Inc., in 1996, and has grown it into what the Company believes to be the largest commercial squadron of supersonic-capable aircraft in the world.

Tim Franta - Director and VP Development

Mr. Franta has been the Vice President of Development for Starfighters since September 2022. He is currently developing the smallest rocket capable of making it to low earth orbit by using a Lockheed F-104 as the launch platform. Mr. Franta has served in many technology and policy leadership roles. Prior to Starfighters, Mr. Franta was the deputy director of Energy Florida based in Cape Canaveral from October 2018 to September 2022 and Director of Special Projects from 2012 to October 2018. He specialized in space and energy business development by translating financial and physical requirements into fundable business plans. Mr. Franta is also an expert at coordinating public policy with private and governmental financing for mutually beneficial projects. Previously, Mr. Franta has worked for the Florida Legislature and was chief of staff for the Florida Space Authority. He was instrumental in drafting space transportation legislation which was considered and eventually adopted by the Florida Legislature, managed two launch pads and helped fund more than $300 million of space and ground infrastructure.

David Whitney - Chief Financial Officer

Mr. Whitney has served as Starfighters Space, Inc.'s Chief Financial Officer since January 2024.  Mr. Whitney has been serving as a Finance Executive for technology companies for the past 10 years with both private and public companies.  From November 2016 to May 2020 Mr. Whitney served as the Chief Financial Officer for RentMoola Payment Solutions Inc. ("RentMoola").  From September 2018 to January 2020 he also served on the Board of Directors for RentMoola.  During his tenure at RentMoola, Mr. Whitney oversaw the financing and accounting divisions at the Company; he was responsible for all capital raises which included a Series A, and retail investments.  From May 2020 to September 2022 he served as Chief Financial Officer for Property Vista Software Inc. ("Property Vista").  At Property Vista, Mr. Whitney was responsible for the finance and accounting office at the Company and was responsible for all capital and debt solutions while employed there.  From September 2022 to December 2023 Mr. Whitney was Chief Financial Officer for a large Canadian independent film studio, BRON Studios.  Mr. Whitney had a team of over 60 finance and account staff and was responsible for over $500MM in film and investment assets.  Mr. Whitney is a CPA (CA) designated in British Columbia Canada, articling in public practice at Ernst & Young LLP.  Mr. Whitney has won several distinguished awards in his field including Ernst & Youngs '40 Under 40' award for Western Canada.  Mr. Whitney has a Bachelor of Business Administration minoring in Advanced Accounting from the British Columbia Institute of Technology.

Brenda Svetkoff - Secretary

Ms. Svetkoff has served as the corporate secretary of Starfighters since September 2022. She is familiar with aviation operations, having worked for Continental Airlines for 13 years. Ms. Svetkoff has assisted with Starfighters transition from an airshow team to a research, development, testing and evaluation as well as a launch company. Ms. Svetkoff also coordinates Starfighters’ involvement with STEM (science, technology, engineering and math) education programs which culminates every year with Girls in Aviation coming to Starfighters’ hangar for a day of events.

Austin Thornberry - Director

Mr. Thornberry is a seasoned finance professional with a background in advising new companies in the venture capital market. Mr. Thornberry is currently the Chief Financial Officer of Three Sixty Solar Ltd. (since August 2022), a company focused on innovative solar equipment supply to the global marketplace, and of UniDoc Health Corp. (since February 2024), a company bringing an innovative telehealth solution to underserved areas, where he is responsible for the companies' financial reporting, budgeting and overseeing compliance procedures. He brings extensive experience working with high-growth companies across numerous industries through his past work in the Technology & Innovation banking group at the Bank of Montreal from March 2020 to May 2021 and as an auditor in the financial services arm of Ernst & Young October 2017 to March 2020, advising on multiple capital markets transactions. Mr. Thornberry has since worked as an independent business consultant, splitting his time working in Toronto, Ontario and Vancouver, British Columbia. He obtained his Bachelor of Commerce at McGill University and has held the CPA, CA, designation since 2019.

Frostee Rucker - Director

Mr. Rucker is a two-time National Champion with University of Southern California (USC) (2003 | 2004), all Pac 10 player, and 13-year NFL veteran; having played for four franchises over his lengthy career (Bengals, Browns, Cardinals, and Raiders).  After retiring in 2018 from professional sports, he has dove into the world of entrepreneurship.  He is a found and partner of Blinc Games (2017) and King City Gardens (2022), has curated and created the Active Legends apparel line, and owns and operates Stay Ready Football under his non-profit, Frostee's Challenge.  Mr. Rucker has been the VP of Sports & Entertainment for a private investment firm, Fortuna Advisors, since May 2022, for which he facilitates introductions to his extensive network of professionals, athletes, and celebrities, and identifies and negotiates potential business opportunities. Mr. Rucker graduated in 2006 from USC with a Bachelor's of Sociology degree.

Sean Bromley - Director

Mr. Bromley is a self-employed independent consultant to private and public companies and has significant experience in consulting and advising early-stage companies. As a former investment advisor, Mr. Bromley also brings considerable capital markets and financing expertise to the Company. He has been working as an investment consultant for the past 7 years and currently serves as a director and consultant for multiple public and private companies including The Vurger Co Ltd. (Since March 2022), Modern Mining Technology Corp. (since September 2021), Promino Nutritional Sciences Inc. (since August 2020), Bolt Metals Corp. (since October 2017) White Gold Corp. (since November 2015), and Apollo Silver Corp. (since August 2015). As a consultant, Mr. Bromley assists companies with corporate strategy, the identification of potential targets for mergers and acquisitions and the negotiation of transaction agreements, capital raising and making introductions to potential business partners. Mr. Bromley holds a Bachelor of Commerce degree with specialization in Finance from the University of Calgary in Alberta, Canada. He also studied at The Hong Kong University of Science and Technology in 2012.

Involvement in Certain Legal Proceedings

Except as set forth below, to our knowledge, none of our current directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Sean Bromley and Austin Thornberry, directors of the Company, were directors of The Vurger Co. Ltd. ("Vurger") when a Notice of Administrator's Appointment with respect to Vurger was filed with the United Kingdom's Companies House in accordance with Rule 3.27 of the Insolvency (England & Wales) Rules 2016 and paragraph 46(4) of Schedule B1 to the Insolvency Act 1986 in April 2023. As of March 2024, Vurger was still undergoing insolvency proceedings, leading to a "pre-packaged" administration sale of its assets which was announced on May 5, 2023.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Stockholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results."

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 2 to the Offering Circular is September 25, 2024.